SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 10, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated December 10, 2012 regarding “Ericsson starts negotiations on ownership of ST-Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: December 10, 2012

PRESS RELEASE December 10, 2012

Ericsson starts negotiations on ownership of ST-ericsson

Ericsson (NASDAQ:ERIC) today announced that it will continue to work together with STMicroelectronics (NYSE:STM) to find a suitable strategic solution for the two companies Joint Venture ST-Ericsson. STMicroelectronics has today announced its intention to exit as a shareholder in ST-Ericsson.

ST-Ericsson announced its strategic plan in April 2012 and is in the middle of executing on company transformation aiming at lowering its break-even point and introducing new technologies. Ericsson continues to believe that the modem technology, which it originally contributed to the Joint Venture, has a strategic value for the wireless industry. For Ericsson, a key priority in this process is a successful market introduction of the new LTE modems that it is certain will be very competitive and needed in the market.

During the process Ericsson will not speculate on the possible outcomes, timelines, and future ownership structures of ST-Ericsson.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 10, 2012, at 07.50am.